

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 30, 2009

Mr.Frank J. Drohan, Chief Executive Officer
Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York New York 10118

> **Re:** **Omagine, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 1-16419**

Dear Mr. Drohan:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Michael Ference, Esq.
FAX: (212) 930-9725